

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
100 F Street, NE
WASHINGTON, D.C. 20549-7010

February 1, 2007

Mr. Craig D. Loseke
Chief Accounting Officer
Geodyne Energy Income Limited Partnership
Two West Second Street
Tulsa, Oklahoma 74103

> **Re:** **Geodyne Energy Income Limited Partnership –**
> **I-D, I-E, I-F**
> **II-A, II-B, II-C, II-D, II-E, II-F, II-G, II-H**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 29, 2006**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2006**
> **Filed November 20, 2006, 2006**
> **Response Letter Dated January 12, 2007**
> **File Nos. 0-15831, 0-15832, 0-15833**
> **0-16388, 0-16405, 0-16981, 0-16980,**
> **0-17320, 0-17799, 0-17802, 0-18305**

Dear Mr. Loseke:

We have reviewed your response letter and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comments.

Geodyne Energy Income Limited Partnerships I-D - I-F

Form 10-K for the Fiscal Year Ended December 31, 2005

Executive Compensation, page 48

1.    We have considered your response to prior comment number two, where you indicate that "It would be an administrative burden to separate the charge that Geodyne and its affiliates make to the Partnerships from all other joint interest billings made to third parties in all of the 5,000 plus wells operated by Geodyne and its affiliates." If you are able, please tell us whether or not the related party

expenses required to be disclosed separately by Rule 4-08(k) of Regulation S-X are material to the periods presented.  In addition, please expand your future footnote two disclosure indicating to the reader which line items contain related party transactions that have not been separately identified and the reasons why such break-out has not been provided.

Form 10-Q for the Fiscal Quarter Ended September 30, 2006

1. Accounting Policies, page 16

Oil and Gas Properties, page 18

2.      We note from your response to prior comment number nine that you "felt that the SEC reserves with spot pricing was an appropriate measure of the fair value of these properties and is reflective of fair value as defined by paragraph 22 of FAS 144."  You further acknowledge "that under normal conditions it would be appropriate to calculate cash flows utilizing forward prices as opposed to current market prices;" but that you considered future prices during your analysis of the impairment and determined that the effect would have been immaterial.  Please provide us with the materiality analysis that supports your conclusion.  In addition, please confirm that in the future your impairment analysis will be performed using forward prices to determine the fair value of the asset or asset group.

Engineering Comments

Properties, page 14

Proved Reserves and Net Present Value, page 19

3.      In your January 12, 2007 response seven, you propose to disclose "Ryder Scott has stated to the general partner their opinion that (i) the estimates of reserves for the properties which they reviewed were prepared in accordance with generally accepted procedures for the estimation of reserves…".  Please revise this to:

- Indicate that your consultant reviewed "the top 80% of each Partnership's reserve base,"

- discuss the "generally accepted procedures for the estimation of reserves" that you used in determining your disclosed proved reserves.

Geodyne Energy Income Limited Partnerships II-A - II-H

Form 10-K for the Fiscal Year Ended December 31, 2005

Executive Compensation, page 48

4.      We have considered your response to prior comment number two, where you
        indicate that "It would be an administrative burden to separate the charge that
        Geodyne and its affiliates make to the Partnerships from all other joint interest
        billings made to third parties in all of the 5,000 plus wells operated by Geodyne
        and its affiliates." If you are able, please tell us whether or not the related party
        expenses required to be disclosed separately by Rule 4-08(k) of Regulation S-X
        are material to the periods presented. In addition, please expand your future
        footnote two disclosure indicating to the reader which line items contain related
        party transactions that have not been separately identified and the reasons why
        such break-out has not been provided.

Form 10-Q for the Fiscal Quarter Ended September 30, 2006

1. Accounting Policies, page 16

Oil and Gas Properties, page 18

5.      We note from your response to prior comment number nine that you "felt that the
        SEC reserves with spot pricing was an appropriate measure of the fair value of
        these properties and is reflective of fair value as defined by paragraph 22 of FAS
        144." You further acknowledge "that under normal conditions it would be
        appropriate to calculate cash flows utilizing forward prices as opposed to current
        market prices;" but that you considered future prices during your analysis of the
        impairment and determined that the effect would have been immaterial. Please
        provide us with the materiality analysis that supports your conclusion. In
        addition, please confirm that in the future your impairment analysis will be
        performed using forward prices to determine the fair value of the asset or asset
        group.

Form 8-K filed December 29, 2006 for Partnerships II-E and II-F

Form 8-K/A filed December 29, 2006 for Partnerships II-G and II-H

6.      We note your statement that the "pro forma financial information that would be
        required  pursuant to Article 11 of Regulation S-X will be filed by amendment to
        this Form 8-K as soon as possible." Please note that with dispositions, pro forma
        information should be filed within 15 days after the disposition. The 71-day
        extension available for filing financial statements and pro forma information for

acquisitions is not available for dispositions.  Please tell us when you intend to file the required pro forma financial statements.

Engineering Comments

Properties, page 15

Proved Reserves and Net Present Value, page 30

7.      In your January 12, 2007 response seventeen, you propose to disclose "Ryder Scott has stated to the general partner their opinion that (i) the estimates of reserves for the properties which they reviewed were prepared in accordance with generally accepted procedures for the estimation of reserves…".  Please revise this to:

- Clarify that your consultant reviewed "the top 80% of each Partnership's reserve base,"

- Discuss the "generally accepted procedures for the estimation of reserves" that you used in determining your disclosed proved reserves.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters.  You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments.  Please contact me at (202) 551-3683 with any other questions.

                                            Sincerely,


                                            Jill S. Davis
                                            Branch Chief